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Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

November 30, 2018

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Karen Rossotto, Esq.

Ms. Christina Fettig

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Ms. Rossotto and Ms. Fettig:

We are writing in response to your comments from November 30, 2018 with respect to the Post-Effective Amendment No. 10 (the “Amendment”) to the registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended, which was filed on October 31, 2018 pursuant to Rule 486(a) under Securities Act on behalf of the Fund, a diversified, closed-end management investment company, in order to offer Class W Shares of the Fund. The Fund has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below.

On behalf of the Fund, set forth below are the Securities and Exchange Commission staff’s (the “Staff”) comments along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Registration Statement.

Prospectus

Summary of Fees and Expenses

1.	Comment: Please represent supplementally that to the extent the Fund does not raise the $538 million assumed in the fee table, and such failure has a materially adverse effect on the expense ratio presented in the Fee Table, the prospectus will be supplemented to reflect the revised expenses resulting from the lower capital raise.

Response: The Fund hereby makes the requested representation.

Financial Highlights

2.	Comment: Please include the financial highlights information for another of the Fund’s share classes and include additional disclosure explaining that (i) the results are for a class that is not offered in the prospectus; (ii) Class W Shares would have had substantially similar results because the shares are invested in the same portfolio of securities; and (iii) the results would differ only to the extent that the classes do not have the same expenses.

Response: The disclosure has been revised accordingly.

* * * * *

Should you have any questions or comments, please contact the undersigned at 212.641.5694.

Sincerely,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot